Mail Stop 7010

January 5, 2006

via U.S. mail and facsimile

Jeffrey L. Jacobson, Chief Financial Officer
301 East Colorado Boulevard, Suite 300
Pasadena, California 91101-1901

	RE:	Wesco Financial Corporation
		Form 10- K for the Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
		File No. 1-4720

Dear Mr. Jacobson:

We have reviewed your response letter dated December 21, 2005 and have the following additional comment.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Statement of Cash Flows, page 39
1. We note your response to prior comment 2. We have considered the facts you presented in support of classifying cash flows from the purchase and sale of rental assets in operating activities. However, we note that you derive 81% of your revenue from rental activities and only 19% from sales of rental assets. In light of these percentages, please tell us your consideration of the following from paragraph 87 of SFAS 95:

....the most appropriate classification of items will not always be clear. In those circumstances, the appropriate classification generally should depend on the nature of the activity that is likely to be the predominate source of cash flows for the item.

Accordingly, because the predominate source of cash flows for your assets is rental activities, rather than sales of rental assets, it continues to appear that the cash flows from the purchase and sale of rental assets should be classified as investing activities in the statement of cash flows. Please advise.



*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


								Nili Shah
								Accounting Branch Chief
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Mr. Jacobson
Wesco Financial Corporation
January 5, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE